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                                                               Exhibit (a)(5)(Q)

[MENTOR GRAPHICS LOGO]


FOR IMMEDIATE RELEASE



               MENTOR GRAPHICS SUCCESSFULLY COMPLETES TENDER OFFER
                             FOR IKOS SYSTEMS, INC.

              MENTOR GRAPHICS ANNOUNCES SUBSEQUENT OFFERING PERIOD



WILSONVILLE, OR - March 27, 2002 - Mentor Graphics Corporation (Nasdaq: MENT) today announced the purchase of 7,836,636 shares pursuant to its tender offer for the publicly-held shares of common stock of IKOS Systems, Inc. (Nasdaq:
IKOS) and the commencement of a subsequent offering period for the remaining shares at a price of $11.00 per share.

The initial offering period expired at 12:00 midnight New York City time, on March 26, 2002. Based on preliminary information from the depositary for the offer, as of the close of business on March 26, 2002, 7,836,636 shares of IKOS common stock had been validly tendered into the offer, which, together with the 841,600 shares already beneficially owned by Mentor, represents approximately 85.63% of IKOS' outstanding common stock (based upon 10,134,944 shares outstanding as of March 25, 2002). The shares tendered also represent approximately 82.70% of IKOS' common stock on a fully-diluted basis (based upon 10,493,783 fully-diluted shares as of March 26, 2002), thereby satisfying the tender offer condition that more than 50% of the fully-diluted common stock of IKOS be tendered. Fresno Corporation, the wholly-owned subsidiary through which the tender offer was made, has accepted for payment all validly tendered shares and will make payment to the depositary for the accepted shares promptly.
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In addition, pursuant to Rule 14d-11 of the Securities Exchange Act, Mentor and
Fresno have elected to provide a subsequent offering period, which commences today and will expire at 12:00 midnight New York City time on the earlier of (1) the date upon which shares of IKOS' common stock validly tendered and not withdrawn, together with shares of IKOS' common stock then owned by Mentor and Fresno, represent at least 90% of IKOS' outstanding common stock or (2) Tuesday, April 23, 2002. IKOS stockholders who have not yet tendered their shares may do so at any time prior to the expiration of the subsequent offering period. All shares properly tendered during the subsequent offering period will be accepted, and tendering stockholders will be paid $11.00 per share in cash promptly following acceptance. No shares tendered in the subsequent offering period may be withdrawn after tender.

As soon as practicable after the expiration of the subsequent offering period, IKOS will be merged with and into Fresno Corporation with the surviving company becoming a wholly-owned subsidiary of Mentor. If after the expiration of the subsequent offering period, Mentor and Fresno have acquired at least 90% of the then outstanding IKOS common stock, the merger will be accomplished under short-form merger procedures without a vote of IKOS stockholders. Following this merger, all remaining IKOS stockholders who did not tender their shares in the tender offer will receive the same $11.00 per share in cash paid in the tender offer. Mentor will promptly mail relevant information to these stockholders on how to receive payment for their shares.

ADDITIONAL INFORMATION

Mentor has previously filed an amended tender offer statement regarding the acquisition and IKOS has previously filed an amended solicitation/recommendation statement regarding the acquisition. IKOS stockholders are advised to read the amended tender offer statement and the amended solicitation/recommendation statement regarding the acquisition referenced in this news release. The amended tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the amended solicitation/recommendation statement contain important information which should be read carefully before any decision is made with respect to the offer. IKOS stockholders may obtain a free copy of the amended tender offer statement and
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the amended solicitation/recommendation statement, and copies of other documents filed by Mentor and IKOS with the SEC, at the SEC's web site at www.sec.gov. The amended tender offer statement, the amended solicitation/recommendation statement and these other documents may also be obtained by IKOS stockholders without cost to them from Mentor and IKOS.

ABOUT MENTOR GRAPHICS

Mentor Graphics Corporation (Nasdaq: MENT) is a world leader in electronic hardware and software design solutions, providing products, consulting services and award-winning support for the world's most successful electronics and semiconductor companies. Established in 1981, Mentor Graphics reported revenues over the last 12 months of more than $600 million and employs approximately 3,000 people worldwide. Corporate headquarters are located at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777; Silicon Valley headquarters are located at 1001 Ridder Park Drive, San Jose, California 95131-2314. World Wide Web site: www.mentor.com. Mentor Graphics' emulation business unit, based in Les Ulis, France, is a world leader in emulation. With the ability to handle designs of up to 26 million gates and compile times of up to one million gates per hour, the Mentor Graphics emulators provide fast iteration of the design, allowing more design errors to be caught in less time.

Mentor Graphics is a registered trademark of Mentor Graphics Corporation. All other company or product names are the registered trademarks or trademarks of their respective owners.

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CONTACTS

Mentor Graphics Corporation
Ryerson Schwark
Tel:  503-685-1660

The Abernathy MacGregor Group
Chuck Burgess
Jason Thompson
Tel:  212-371-5999